3/5

03007143

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Castellum

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 4683 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/5/03

CASTELLUM


Photomontage

In Härryda, between Gothenburg and Landvetter Airport, approximately 13 000square metres of industrial and office premises is under construction. All of the lettable area is contracted and the building is expected to be completed in end of 2003.

Year-end Report 2002

Year-end Report 2002

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six subsidaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

- Net income after tax including items affecting comparability was SEK 873 million.
- Net income excluding items affecting comparability and after a standard tax deduction was SEK 495 million, equivalent to SEK 12.07 per share - an increase by 21 % compared with previous year.
- Income from property management per share rose 16 % to SEK 12.39.
- The net asset value per share amounted to SEK 183 at year-end.
- The Board proposes an increased dividend of SEK 7.50 per share.

Data per share

SEK	2002		2001		2000		1999		1998		1997
Income property management	12.39		10.68		8.60		6.92		5.50		4.74
Change		*+16 %*		*+24 %*		*+24 %*		*+26 %*		*+16 %*	
Cash flow management	15.17		13.32		10.72		8.70		7.14		6.30
Change		*+14 %*		*+24 %*		*+23 %*		*+22 %*		*+13 %*	
Net income excluding items affecting comparability and after a standard tax deduction	12.07		9.95		8.39		6.56		5.24		4.34
Change		*+21 %*		*+19 %*		*+28 %*		*+25 %*		*+21 %*	
Dividend	7.50		6.50		5.50		4.50		3.50		2.75
Change		*+15 %*		*+18 %*		*+22 %*		*+29 %*		*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises in five growth regions.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website www.castellum.se

Income from property management for the year, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEK 508 million (438), equivalent to SEK 12.39 (10.68) per share. Improvement per share of 16 % has been achieved chiefly through management improvements, such as increased rental income and realized investments. On average, the improvement has amounted to 21 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
2002

Cash flow from property management totalled SEK 622 million (546), equivalent to SEK 15.17 (13.32) per share - an improvement of 14 % compared with previous year.

During 2002, 31 properties were sold for a total of SEK 503 million with a capital gain of SEK 179 million (129). As a result of new accounting principles Castellum has reversed previously made write-downs that can no longer be justified for a total of SEK 316 million, which are reported as items affecting comparability. Castellum's net income for 2002 was SEK 873 million (426). Net income excluding items affecting comparability and after a standard tax deduction of 28 % was SEK 495 million (408), equivalent to SEK 12.07 (9.95) per share, which is an improvement by 21 % compared with previous year.

Rental income

Group rental income for the period was SEK 1,684 million (1,571). Rental income has improved because of a higher rental value and a larger property portfolio.

For office and retail properties, the average contracted rental level amounts to SEK 1,029 per square metre, a rise of 6 % for corresponding units compared with previous year. For warehouse and industrial properties, the average rental level is SEK 568 per square metre, which is an increase of about 5 %.

Of the contracts renegotiated during 2002, around one third have been extended whilst a smaller proportion have been terminated for moving out. Remaining renegotiations have brought about increased rental levels of 15-20 %.

Lease expiry structure

Term	No. of leases	Lease value, SEKm	Percentage of value
2003	783	178	11 %
2004	1 044	403	26 %
2005	838	394	25 %
2006	459	282	18 %
2007	87	118	8 %
2008+	83	190	12 %
Sum commercial	3 294	1 565	100 %
Residential	1 753	110	
Parking spaces and other	2 106	41	
Total	7 153	1 716	

The economic occupancy rate for warehouse and industrial properties amounted to 91.7 %, which is higher than both at the turn of the half-year and at the end of the previous year. The occupancy rate for office and retail properties amounted to 90.8 %, which is slightly higher than at the turn of the half-year. Compared with the end of the previous year it is however at a lower level, which is partly explained by changes in the real estate portfolio.

Net leasing (i.e. gross leasing minus contracts terminated) during the year means increased rental income of SEK 47 million (52) on an annual basis.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3,300 commercial leases, with a spread over many sectors and durations.

Commercial contracts distributed on sectors 31-12-2002

Sector (GICS-code)	Number of leases	% of lease value
Energy (10)	7	0 %
Materials (15)	84	4 %
Capital goods (2010)	422	14 %
Commercial Services & Supplies (2020)	618	11 %
Transportation (2030)	132	8 %
Retailing (2550)	626	18 %
Other Consumer Durables and Services (2510-2549)	410	10 %
Consumer Staples (30)	95	3 %
Health Care (35)	182	6 %
Financials and Real Estate (40)	107	3 %
Software and Services (4510)	219	8 %
Technology Hardware & Equipment (4520)	110	6 %
Telecommunication Services (50)	96	1 %
Utilities (55)	10	0 %
Public sector etc.	176	8 %
	3 294	100 %

Despite the weak market Castellum has experienced high activity with many new contracts signed, but also a large number of contracts terminated for moving out and number of bankruptcies. Greater Stockholm still appears to be the local market with highest uncertainty whilst the other local markets are relatively stable concerning rental levels as well as the balance between supply and demand for premises.

Property costs

Property costs amounted to SEK 556 million (544) corresponding to SEK 235 per square metre (237). Distribution among different types of costs and properties are shown in the following table.

Property costs per square metre

SEK/sq.m.	Office/ Retail	Warehouse/ Industrial	Residential	Total
Operating expenses	154	80	208	121
Maintenance etc	48	26	76	39
Ground rent	9	5	–	7
Real estate tax	48	10	34	29
Direct property costs	259	121	318	196
Leasing and property management	–	–	–	39
Total	259	121	318	235
Compared with previous year	*263*	*125*	*296*	*237*

Net operating income before depreciation

Net operating income before depreciation was SEK 1,128 million (1,027), equivalent to a yield of 9.1 % (9.1). The development of yield since 1997 is shown in the diagram below. The reduction in the fourth quarter of each year is caused by seasonal variations in property costs.

Yield



10 %
9 %
8 %
7 %
6 %
5 %
6.7 %
7.5 %
8.1 %
8.4 %
8.9 %
9.1 %
9.1 %
1997
1998
1999
2000
2001
2002

Depreciation

Castellum's depreciation amounted to SEK 116 million (108). Depreciation consisted mainly of 1 % depreciation in buildings.

Sale of properties

During 2002, 31 properties (43) were sold for a total of SEK 503 million (635), with a capital gain of SEK 179 million (129). Of the sales during the year, 18 related to residential properties, entered at SEK 209 million and sold with a capital gain of SEK 105 million.

After the end of the financial year 4 properties have been sold for SEK 99 million at a capital gain of SEK 50 million.

Central administrative expenses

Central administrative expenses were SEK 62 million (67). This includes costs for a profit and share price related incentive programme for senior management of SEK 11 million (15).

Items affecting comparability

During the period 1994-1996 Castellum made write-downs on the book value of about 90 properties to an, at that time, estimated value. Since then, the market for the real estate business has improved showing an increase in the price of properties, due to higher rental values and occupancy rates.

Even though the values of the properties have gradually improved, Castellum has according to an alternative in the Swedish Annual Accounts Act chosen not to reverse the write-downs made before 1997. According to the Swedish Financial Accounting Standards Council's accounting recommendation no. 17-Write-downs, introduced in 2002, write-downs shall, however, be reversed when these no longer can be motivated.

Hence, Castellum has during the fourth quarter reversed previously made write-downs on properties for a total of SEK 346 million. Of these SEK 316 million have, were the write-downs originally were made in the income statement, been reversed through the income statement and SEK 30 million have, were the write-downs originally were accounted directly in the balance sheet, been reversed directly in the balance sheet. The basis for the amount being reversed is the individual valuation made at the year-end for each property, with consideration taken to the initial acquisition cost as well as the depreciation that should have been made if the write-down never had occurred.

The after tax effect of the above mentioned change of accounting principle is among other things that income per share is improved by SEK 5.56 and that the visible equity/asset ratio increases by 2 percentage units and that the property yield decreases by 0.3 percentage units.

Net financial items

Net financial items were SEK -442 million (-414), after deducting interest subsidies SEK 2 million (2), dividends SEK 5 million (5), and capitalised interest rate costs of SEK 16 million (22). The average interest rate level during the year was 5.7 %

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is almost no taxable result and therefore hardly any paid tax costs. There is however a non cash-flow affecting deferred tax cost of SEK 128 million (141) chiefly referring to the fiscally accelerated depreciation of the year and used tax losses brought forward.

Tax calculation

	Basis paid tax	Basis deferred tax
Income before tax	1 003	–
Fiscally accelerated depreciation	– 200	
Difference fiscal and book value sold properties, reversed write-downs etc	9	191
Other tax allowances	– 535	–
Used tax losses brought forward	– 269	269
Total basis	8	460
Of which 28 % paid/deferred tax	2	128

Of the earlier described write-downs of SEK 346 million that were reversed, the main portion is considered to be taxable income. This taxable reversion of write-downs, that increases the properties fiscal residual value and gives a corresponding lower taxation in the future when the prosperities are sold, uses up part of the tax losses brought forward. This situation is however in part compensated by a tax deficit of SEK 535 million due to the liquidation of a subsidiary, making this year's tax costs amount to 13 %.

Remaining tax losses brought forward are estimated to amount to SEK 690 million, whereas the properties' book value is estimated as exceeding the fiscal residual value by SEK 723 million.

Real estate portfolio

Castellum's real estate portfolio at the end of the year amounted to 508 properties (526) with a total rental value of SEK 1,870 million (1,698) and a book value of SEK 13,137 million (12,176). The properties' total lettable area was 2,381,000 square metres (2,338,000). List of properties – see www.castellum.se.

The real estate portfolio consists entirely of Swedish properties in 31 municipalities (33), in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio, equivalent to 77 % of the properties rental value at the year-end, is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly in well-situated working areas with good communications and services.

Castellum's residential properties are located in central attractive sites in Gothenburg and Helsingborg. Since 1996, the residential share of the portfolio has been reduced from 27 % to the current 5 %.

Investments and sales

During the year the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01- 01- 2002	12 176	526
+ Acquisitions	428	13
+ Investments in existing properties	622	–
– Sales	– 324	– 31
– Depreciation	– 111	–
+ Reversed write-downs	346	–
Real estate portfolio 31-12 - 2002	13 137	508

During the year investments totalling SEK 1,050 million (1,741) were made, of which SEK 428 million (674) were acquisitions and SEK 622 million (1,067) investments in existing properties. Of the total investments, SEK 364 million related to Greater Gothenburg, SEK 310 million to the Öresund Region, SEK 155 million to western Småland, SEK 123 million to Greater Stockholm, and SEK 98 million to Mälardalen.

Among the projects completed during 2002, could be mentioned "Forskaren" in Lund of about 20,000 square metres of office space for a total of SEK 255 million. Also "Ekenäs" in northern Stockholm was completed, a building of about 12,000 square metres of office premises for a total of SEK 200 million. In Borås warehouse and office premises of 5,000 square metres for a total of SEK 26 million was completed and in Kungsbacka a warehouse and office building of 2,000 square metres for a total of SEK 18 million was built. In Uppsala renovation and new constuction of 3,000 square metres lettable area for a total of SEK 42 million was finished. All the lettable area in the above mentioned properties are fully let with the exception of "Ekenäs" were the occupancy rate is 62 %.

Among the larger ongoing projects could be mentioned the construction of a property with 13,000 square metres of industrial and office premises in Mölnlycke. The investment totals SEK 135 million and all of the lettable area is signed.

The remaining investment volume relating to started, unfinished projects amounts to approximately SEK 250 million, as shown in the following table.

Investment

SEKm	Up to 31 December, 2002	Remaining	To be completed
Completed projects			
Forskaren, Lund	255		Quarter 1 2002
Vimpeln, Uppsala	42		Quarter 1 2002
Trucken, Borås	26		Quarter 1 2002
Ekenäs, Stockholm	202		Quarter 2 2002
Ongoing projects			
Hälsingland, Malmö	74	5	Quarter 1–2 2003
Citygallerian/Hansa-compagniet, Malmö	125	4	Quarter 1 2003
Anisen, Gothenburg	31	2	Quarter 1 2003
Solsten, Gothenburg	23	112	Quarter 4 2003

The following diagram shows acquisitions, sales and investments in existing properties.


Investments and sales per year
SEKm
Investments in existing properties
Acquisitions
Property sales
2 500
2 000
1 500
1 000
500
0
–500
–1 000
1997
1998
1999
2000
2001
2002

Organisation

Market and customer structure is different in different places, which requires good local knowledge to correctly understand customer needs. Castellum's properties are therefore owned and managed by locally established subsidiaries under their own names (see below) and with accessibility, day-to-day customer care and customer adapted service as their main guiding principles.

Administration is mainly carried out by our own personnel. This provides detailed knowledge of the properties and individual tenants and effective customer processing.

During the year, the group had an average of 179 employees (180).

CASTELLUM

Eklandia Fastighets AB	Harry Sjögren AB	BRIGGEN	BROSTADEN	CORALLEN	ASPHOLMEN FASTIGHETER AB
Central Gothenburg, east Gothenburg and Hisingen	South-west Gothenburg, Mölndal and Borås	Malmö, Lund and Helsingborg	Stockholms inner suburbs	Värnamo, Jönköping and Växjö	Örebro, Uppsala and Västerås

Real estate portfolio as at 31 December 2002 (list of properties see www.castellum.se)

	No. of properties	Area sq.m	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	64	284	2 291	*8 077*	295	*1 040*	93.0%	274	67	*237*	207	9.0%
Öresund Region	37	214	1 879	*8 778*	239	*1 114*	91.6%	219	55	*257*	164	8.7%
Greater Stockholm	37	240	1 836	*7 647*	295	*1 231*	87.6%	259	80	*331*	179	9.8%
Western Småland	30	157	833	*5 299*	126	*800*	91.0%	114	36	*228*	78	9.4%
Mälardalen	42	182	1 035	*5 672*	154	*844*	91.1%	140	41	*228*	99	9.5%
Sum office/retail	**210**	**1 077**	**7 874**	***7 308***	**1 109**	***1 029***	**90.8%**	**1 006**	**279**	***259***	**727**	**9.2%**
Warehouse/Industrial												
Greater Gothenburg	81	404	1 616	*4 002*	227	*563*	93.5%	212	44	*109*	168	10.4%
Öresund Region	35	238	797	*3 350*	135	*565*	91.1%	122	30	*128*	92	11.5%
Greater Stockholm	28	164	676	*4 125*	121	*740*	92.7%	113	34	*205*	79	11.7%
Western Småland	33	180	399	*2 214*	76	*423*	88.4%	68	11	*60*	57	14.2%
Mälardalen	24	121	359	*2 969*	70	*576*	88.5%	62	16	*128*	46	12.9%
Sum warehouse/industrial	**201**	**1 107**	**3 847**	***3 476***	**629**	***568***	**91.7%**	**577**	**135**	***121***	**442**	**11.5%**
Residential												
Greater Gothenburg	33	48	297	*6 244*	42	*893*	97.6%	42	17	*354*	25	8.3%
Helsingborg	21	66	448	*6 766*	57	*866*	98.4%	56	19	*292*	37	8.3%
Sum residential	**54**	**114**	**745**	***6 548***	**99**	***877***	**98.1%**	**98**	**36**	***318***	**62**	**8.3%**
Sum	**465**	**2 298**	**12 466**	***5 424***	**1 837**	***799***	**91.5%**	**1 681**	**450**	***196***	**1 231**	**9.9%**
Leasing and property administration costs									90	*39*	-90	-0.8%
Net operating income/yield after leasing and property administration costs										***235***	**1 141**	**9.1%**
Development projects	11	83	488	–	33	–	–	22	13	–	9	–
Undeveloped land	32	–	183	–	–	–	–	–	–	–	–	–
Total	**508**	**2 381**	**13 137**	–	**1 870**	–	–	**1 703**	**553**	–	**1 150**	–

The above table relates to the properties owned by Castellum at the end of the year. The discrepancy between the net operating income of SEK 1,150 million accounted for above and the net operating income of SEK 1,128 million in the income statement is explained by the deduction of the net operating income of SEK 10 million on properties sold during the year, as well as the adjustment of the net operating income of SEK 32 million on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

Rental value, by geographical area excl. projects


Greater Gothenburg 31 %
Greater Stockholm 23 %
Western Småland 11 %
Öresund Region 23 %
Mälardalen 12 %

Rental value, by property type excl. projects


Office/Retail 61 %
Warehouse/ Industrial 34 %
Residential 5 %

Property-related ratios

	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	799	747	694	665	656	641
Economic occupancy rate	91.5 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	235	237	225	231	248	261
Net operating income, SEK/sq.m.	496	457	416	376	342	307
Yield	9.1 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 424	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 381	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum as of 31 December 2002 is summarized in the following graph:

Financing


Shareholders' equity
SEKm 4 470 (34 %)
Non interest-bearing liabilities
SEKm 595 (4 %)
Interest-bearing liabilities
SEKm 8 264 (62 %)

Shareholders' equity

Shareholders' equity was SEK 4,470 million (3,843) representing an equity/assets ratio of 34 % (30).

The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. As a tool to regulate the company's capital structure, Castellum can repurchase its own shares up to a maximum of 10 percent of all shares in the company, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. No repurchase of our own shares was made during 2002. The Board will propose to the AGM that the mandate for repurchase own shares should be extended.

Interest-bearing liabilities

As of 31 December 2002, Castellum had binding credit agreements totalling SEK 10,234 million (9,893), of which SEK 8,264 million (8,254) were utilized. After the deduction of liquid assets of SEK 20 million (20), net interest-bearing items were SEK 8,244 million (8,234). The average duration of the credit agreements was 3.6 years. These guarantee credit for Castellum at a fixed margin against the market interest rate during the life of the agreements.

The average effective interest rate as of 31 December 2002 was 5.6 % (5.8). The average fixed interest term on the same date was 3.4 years (2.3) and the share of loans with interest rate maturity during the next 12 months was 31 % (23). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms through interest-swap agreements. According to the Financial Policy, the average fixed interest term will be 2-4 years.

Interest rate maturity and loan maturity structure, 31-12-2002

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	2 526	4.9 %	850	160
1–2 years	1 060	5.3 %	25	25
2–3 years	600	6.1 %	1 250	1 150
3–4 years	1 052	5.9 %	6 302	5 302
4–5 years	856	5.5 %	1 207	1 007
5–10 years	2 150	6.3 %	600	600
Total	8 244	5.6 %	10 234	8 244



Net Asset Value

Castellum has internally valued all properties as of 31 December 2002. The valuation was carried out in a uniform way and was based on a 10-year cash flow model. The internal valuation shows a long-term value determined on an earnings basis of SEK 17,348 million, corresponding to a surplus value of SEK 4,211 million. Net asset value per share could, after deduction for full tax of 28 % be calculated at SEK 183 per share compared with SEK 171 per share at the end of last year. The change of SEK 12 consists of this year's earnings of SEK 16, a dividend of SEK –6.50 and an increase in value SEK 3. The change in property value, net less than 1 %, is chiefly explained by a smaller increase in value in Greater Gothenburg, while other regions has basically remained unchanged with the exception of Greater Stockholm that shows a smaller decrease in value.

Real estate value and net asset value as at 31-12-2002

SEKm	Valuation	*Valuation SEK/sq.m*	Book value	Surplus value /NAV
Office/Retail	10 392	*9 645*	7 874	2 518
Warehouse/Industrial	4 942	*4 464*	3 847	1 095
Residential	1 056	*9 286*	745	311
Projects and land	958	–	671	287
Total	17 348	–	13 137	4 211
Deferred tax, 28 %				– 1 179
Disclosed equity				4 470
Net asset value				7 502
NAV per share (41 million shares), SEK				183

The starting point for the internal valuation was an individual assessment for each property of both its future earnings capacity and its required yield. The required yield, which is based on assumed real interest of 4 % and inflation of 1.5 %, lies in the interval 8.2–10.4 % for office/retail, 9.9–13.2 % for warehouse/industrial and 7.0–8.0 % for residential. The residential properties have been valued as rented flats and not as owner-occupied flats. The required yield is used to discount the estimated future cash flow. Projects under way have been valued according to the same principles, but with deductions for remaining investments. Building permissions and land have been valued at an estimated market value per square metre.

To guarantee the valuation, over 100 properties, representing 56 % in terms of value, have been valued by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, and also to reflect the composition of the real estate portfolio in terms of the type and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEK 9,816 million within a value range of +/- 5–10 %. Castellum's valuation of the same properties amounted to SEK 9,702 million.

It should, however, be emphasised that a property's true value only can be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. The value ranges stated should be viewed as an indication of the uncertainty that exist in such assessments. A value range of +/- 10 % on property level represents +/- SEK 1.7 billon in value on the real estate portfolio, which implies a net asset value range of SEK 153–214 per share.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year a part from what has been described above regarding the previously made write-downs being reversed. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 1,096 million (923), of which SEK 628 million (937) was group contribution from subsidiaries and SEK 478 million (0) was write-downs on shares in subsidiaries being reversed. Turnover, which consists mainly of intra-group services, was SEK 7 million (8).

Besides liquid assets of SEK 0 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 3,650 million (2,889) and interest-bearing internal financing of the subsidiaries was 7,700 million (8,469). Financing has chiefly been provided through shareholders' equity of SEK 4,074 million (3,146) and external long-term liabilities of SEK 7,180 million (8,112).

Proposed dividend

The Board intends to propose to the Annual General Meeting a dividend of SEK 7.50 per share, which means an increase of 15 % against the previous year. The dividend ratio is 62 % of net income excluding items affecting comparability and after a standard tax deduction.

Gothenburg, January 28, 2003

Lars-Erik Jansson
CEO

Income Statement

SEKm	2002 Oct-Dec	2001 Oct-Dec	2002 Jan-Dec	2001 Jan-Dec
Rental income	431	400	1 684	1 571
Operating expenses	– 82	– 77	– 289	– 278
Maintenance incl. tenant improvements	– 25	– 29	– 94	– 107
Ground rent	– 2	– 4	– 15	– 16
Real estate tax	– 17	– 13	– 68	– 57
Leasing and property administration	– 23	– 22	– 90	– 86
Net operating income before depreciation	**282**	**255**	**1 128**	**1 027**
Depreciation	– 30	– 27	– 116	– 108
Net operating income from property administration	**252**	**228**	**1 012**	**919**
Property sales				
Net sales proceeds	73	211	503	635
Book value	– 53	– 200	– 324	– 506
Income from property sales	**20**	**11**	**179**	**129**
Central administrative expenses	– 17	– 19	– 62	– 67
Items affecting comparability	316	–	316	–
Operating income	**571**	**220**	**1 445**	**981**
Net financial items	– 113	– 107	– 442	– 414
Income after net financial items	**458**	**113**	**1 003**	**567**
Current paid tax	– 2	–	– 2	–
Deferred tax	24	– 16	– 128	– 141
Net income for the period/year	**480**	**97**	**873**	**426**

Financial ratios

	2002 Oct-Dec	2001 Oct-Dec	2002 Jan-Dec	2001 Jan-Dec
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm.	102	81	495	408
Income from property management, SEKm	122	102	508	438
Cash flow from management, SEKm	150	129	622	546
Net operating income margin	65 %	64 %	67 %	65 %
Interest coverage ratio	235 %	221 %	241 %	232 %
Return on equity			21.0 %	11.4 %
Return on total capital			11.1 %	8.1 %
Borrowing ratio			63 %	66 %
Equity/assets ratio			34 %	30 %
Adjusted equity/assets ratio			43 %	41 %

Data per share (since there is no potential common stock, there is no effect of dilution)

	2002 Oct-Dec	2001 Oct-Dec	2002 Jan-Dec	2001 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	11.71	2.37	21.29	10.39
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK.	2.49	1.98	12.07	9.95
Income from property management, SEK	2.98	2.49	12.39	10.68
Cash flow from management, SEK	3.66	3.15	15.17	13.32
Number of outstanding shares, thousand			*41 000*	*41 000*
Dividend, SEK (for 2002 proposed)			7.50	6.50
Dividend ratio			62 %	65 %
Book value of real estate, SEK			320	297
Shareholders' equity, SEK			109	94
Net asset value, SEK			183	171

Balance Sheet

SEKm	2002 31 Dec	2001 31 Dec
Assets		
Real estate	13 137	12 176
Other fixed assets	55	182
Current receivables	117	339
Cash and bank	20	20
Total assets	**13 329**	**12 717**
Shareholders' equity and liabilities		
Shareholders' equity	4 470	3 843
Interest-bearing liabilities	8 264	8 254
Non-interest-bearing liabilities	595	620
Total shareholders' equity and liabilities	**13 329**	**12 717**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2000	41 000	86	20	3 536	3 642
Dividend (SEK 5.50 per share)	–	–	–	– 225	– 225
Net income for the year	–	–	–	426	426
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Reversed write-downs (after tax)	–	–	–	20	20
Net income for the year	–	–	–	873	873
Shareholders' equity 31-12-2002	41 000	86	20	4 364	4 470

Cash Flow Statement

SEKm	2002 Jan-Dec	2001 Jan-Dec
Net operating income before depreciation	1 128	1 027
Central administrative expenses	– 62	– 67
Net financial items	– 442	– 414
Tax paid, income from property management	– 2	–
Cash flow from management	**622**	**546**
Cash flow items affecting comparability	–	–
Difference between interest paid and interest expenses	– 17	18
Change in working capital	– 28	21
Cash flow before investments	**577**	**585**
Real estate investments	– 1 050	– 1 741
Real estate sales	503	635
Change receivables/liabilities at sales/acquisitions of properties	229	– 249
Other net investments	– 3	– 5
Cash flow after investments	**256**	**– 775**
Change in long-term liabilities	10	1 009
Dividend	– 266	– 225
Change in cash and bank	**0**	**9**
Cash and bank opening balance	20	11
Cash and bank closing balance	**20**	**20**

Summary over several years

	2002	2001	2000	1999	1998	1997
Income Statement						
Rental income	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	– 556	– 544	– 513	– 495	– 514	– 530
Net operating income	1 128	1 027	922	761	686	601
Depreciation	– 116	– 108	– 100	– 89	– 83	– 78
Central administrative expenses	– 62	– 67	– 61	– 55	– 57	– 52
Net financial items	– 442	– 414	– 360	– 271	– 271	– 234
Income from property management	**508**	**438**	**401**	**346**	**275**	**237**
Income from property sales	179	129	142	109	89	64
Items affecting comparability	316	–	– 12	–	–	– 10
Tax	– 130	– 141	– 135	– 127	– 102	– 81
Net income for the year	**873**	**426**	**396**	**328**	**262**	**210**
Balance Sheet						
Real estate	13 137	12 176	11 044	10 242	8 695	8 586
Other assets	172	521	386	577	767	710
Cash and bank	20	20	11	96	100	116
Total assets	**13 329**	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Shareholders' equity	4 470	3 843	3 642	4 370	4 263	4 182
Interest-bearing liabilities	8 264	8 254	7 245	5 670	4 765	4 795
Non-interest-bearing liabilities	595	620	554	875	534	435
Total shareholders' equity and liabilities	**13 329**	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Financial ratios						
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm.	495	408	391	328	262	217
Income from property management, SEKm	508	438	401	346	275	237
Cash flow from management, SEKm	622	546	500	435	357	315
Net operating income margin	67 %	65 %	64 %	61 %	57 %	53 %
Interest coverage ratio	241 %	232 %	239 %	261 %	232 %	235 %
Return on equity	21.0 %	11.4 %	9.9 %	7.6 %	6.2 %	5.1 %
Return on total capital	11.1 %	8.1 %	8.0 %	7.1 %	6.7 %	5.7 %
Investment in properties, SEKm	1 050	1 741	1 352	1 993	712	867
Borrowing ratio	63 %	66 %	66 %	57 %	55 %	56 %
Equity/assets ratio	34 %	30 %	32 %	40 %	45 %	44 %
Adjusted equity/assets ratio	43 %	41 %	42 %	49 %	–	–
Data per share (since there is no potential common stock, there is no effect of dilution)						
Average number of shares, thousand	*41 000*	*41 000*	*46 628*	*50 000*	*50 000*	*50 000*
Earnings after tax, SEK	21.29	10.39	8.49	6.56	5.24	4.20
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK.	12.07	9.95	8.39	6.56	5.24	4.34
Income from property management, SEK	12.39	10.68	8.60	6.92	5.50	4.74
Cash flow from management, SEK	15.17	13.32	10.72	8.70	7.14	6.30
Number of outstanding shares, thousand	*41 000*	*41 000*	*41 000*	*50 000*	*50 000*	*50 000*
Dividend, SEK (for 2002 proposed)	7.50	6.50	5.50	4.50	3.50	2.75
Dividend ratio	62 %	65 %	66 %	69 %	67 %	63 %
Book value of real estate, SEK	320	297	269	205	174	172
Shareholders' equity, SEK	109	94	89	87	85	84
Net asset value, SEK	183	171	155	132	–	–

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the year the company had about 8,300 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen from the table below

Shareholders on 31-12-2002

	No. of shares Thousand	Percentage of voting rights and capital
Tredje AP-fonden	2 149	5.2 %
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	1 990	4.9 %
Laszlo Szombatfalvy	1 500	3.7 %
AFA Sjukförsäkrings AB	1 500	3.7 %
Andra AP-fonden	1 489	3.6 %
Livförsäkringsaktiebolaget Skandia	1 350	3.3 %
Fjärde AP-fonden	1 132	2.8 %
SEB Sverige Aktiefond I	855	2.1 %
SEB Sverige Aktiefond II	543	1.3 %
AFA TFA Försäkring AB	529	1.3 %
Other shareholders registered in Sweden	15 323	37.3 %
Shareholders registered abroad	12 640	30.8 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 31-12-2002


Sweden 69 %
of which
Funds, insurance comp. etc 30 %
Private persons, private comp. 22 %
AP-funds 12 %
Trusts, associations etc 5 %
USA 10 %
UK 9 %
Netherlands 4 %
Other 8 %

The Castellum share price as at 30 December 2002 was SEK 122 equivalent to a market value of SEK 5.0 billion, calculated on the number of outstanding shares. During 2002 the total yield of the share has been 18.4 %, including dividend of SEK 6.50. Since IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 20,6 % per year.

Total yield

	2002	On average per year May 1997-2002
Castellum	18.4 %	20.6 %
Stockholm Stock Exchange (SIX)	- 35.9 %	- 0.6 %
Real Estate Index Sweden (EPRA)	3.2 %	9.8 %
Real Estate Index Europe (EPRA)	2.3 %	6.9 %

Since the beginning of the year, a total of 26.9 million shares were traded, equivalent to an average of approximately 108,000 shares per day. On an annual basis this is equivalent to a turnover of 66 %.

Share price trend and turnover since IPO 23 May 1997 until 24 January 2003


Turnover, million shares per month
Share price SEK
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
0 2 4 6 8 10 12 14 16 18 20 22 24 26
40 50 60 70 80 90 100 110 120 130 140 150 160 170
Q2 Q3 Q4 1997
Q1 Q2 Q3 Q4 1998
Q1 Q2 Q3 Q4 1999
Q1 Q2 Q3 Q4 2000
Q1 Q2 Q3 Q4 2001
Q1 Q2 Q3 Q4 2002
2003

The proposed dividend of SEK 7.50 corresponding to a yield of 6.1 % calculated at the share price at the end of the year. The historical yield (latest proposed/executed dividend in relation to share price) is shown below.


Castellum share's yield
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
1998
1999
2000
2001
2002
2003

The result excluding items affecting comparability and after a standard tax deduction per share 2002 amounted to SEK 12.07. Compared with the price at the end of the year, this gives a P/E ratio of 10. Cash flow per share amounted to SEK 15.17, which gives a P/CE ratio of 8. Historic P/E and P/CE (share price in relation to rolling four quarter result) is shown below.


Castellum share's P/E (red) and P/CE (blue)
25
20
15
10
5
0
1998
1999
2000
2001
2002
2003

Net asset value per share amounted at the end of the year to SEK 183. The share price therefore constitutes 67 % of calculated substance. Historical key figures in this relationship are shown below.


Castellum share's price/Net asset value
100 %
90 %
80 %
70 %
60 %
50 %
2000
2001
2002
2003



Financial reporting

The Annual Report for 2002 will be kept on view in Castellum's head office and on Castellum's website from the middle of February. The printed Annual Report will be distributed by post to the shareholders in the turn of the month, February/March 2003.

Interim Report January-March 2003	23 April 2003
Half-year Report January-June 2003	13 August 2003
Interim Report January-September 2003	21 October 2003
Year-end Report 2003	27 January 2004

Castellum ABs Annual General Meeting will take place on Thursday March 20, 2003 at 17.00 in the Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg.

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, tel +46 31 60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's PressReleases and Interime Reports.

Local subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Göteborg, Sweden
Telephone +46 31-744 09 00
Fax +46 031-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-29 28 92
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Flanaden 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
varnamo@corallen.se
www.corallen.se

Harry Sjögren AB
Flöjelbergsgatan 7 B,
SE-431 37 Mölndal, Sweden
New address from February 24, 2003
Kråketorpsgatan 20
431 53 Mölndal
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harry-sjoegren.se
www.harry-sjoegren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) ∘ Box 2269, SE-403 14 Gothenburg, Sweden ∘ Office address Kaserntorget 5
Telephone +46 31-60 74 00 ∘ Fax +46 31-13 17 55 ∘ E-Mail info@castellum.se ∘ www.castellum.se
Corporate identity no. 556475-5550